SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              AutoLend Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.002 per share
                         (Title of Class of Securities)

                                   124767 10 4
                                 (CUSIP Number)



Thomas E. Constance, Esq.                      Steve Simon
Kramer, Levin, Naftalis & Frankel              Auction Finance Group, Inc.
919 Third Avenue                               930 Washington Avenue - 4th Floor
New York, NY 10022                             Miami Beach, FL  33139
(212) 715-9100                                 (305) 673-2000



                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               September 18, 1996
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:  |_|


                               Page 1 of 34 Pages

                         Exhibit Index appears on page 8

                                                   SCHEDULE 13D
CUSIP No.
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Steve Simon (SS#  ###-##-####)
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    |X|
                                                                (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   (See Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                    7)     SOLE VOTING POWER
  NUMBER                     None (See Item 5)
  OF                ------------------------------------------------------------
  SHARES            8)     SHARED VOTING POWER
  BENEFICIALLY               -0-
  OWNED BY          ------------------------------------------------------------
  EACH              9)     SOLE DISPOSITIVE POWER
  REPORTING                  (See Item 5)
  PERSON            ------------------------------------------------------------
  WITH             10)     SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       |_|
                  (See Item 5)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                               Page 2 of 34 Pages

                                                   SCHEDULE 13D
CUSIP No.
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Helen Porter (SS#  ###-##-####)
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    |X|
                                                                (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   (See Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                    7)     SOLE VOTING POWER
  NUMBER                     None (See Item 5)
  OF                ------------------------------------------------------------
  SHARES            8)     SHARED VOTING POWER
  BENEFICIALLY               -0-
  OWNED BY          ------------------------------------------------------------
  EACH              9)     SOLE DISPOSITIVE POWER
  REPORTING                  (See Item 5)
  PERSON            ------------------------------------------------------------
  WITH             10)     SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None (See Item 5)
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       |_|
                  (See Item 5)
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                               Page 3 of 34 Pages

                         Amendment No. 3 to Schedule 13D

         This statement amends the Schedule 13D, dated July 27, 1994, Amendment No. 1 thereto, dated October 14, 1994 and Amendment No. 2 thereto, dated June 6, 1995 (together, the "Schedule 13D"), filed by Steve Simon, with respect to the Common Stock, $.002 par value per share (the "Common Stock") of AutoLend Group, Inc., a Delaware corporation. Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

                  "This  statement  relates  to  shares  of  Common  Stock  (the
         "Shares") of AutoLend Group, Inc., a Delaware corporation, (the "Issuer"). The principal executive offices of the Issuer are located at: c/o Vista Health Care Group, Inc., The Bradbury Court, 215 Central Avenue, N.W. 3-B, Albequerque, New Mexico 87102."

Item 2.  Identity and Background.

Item 2(a) - (c) and Item 2(f) of the Schedule 13D are hereby amended and restated as follows:

                  "This statement is being filed by Steven Simon ("Simon"), a U.S. citizen. Simon's principal occupation is as Chairman and Chief Executive Officer of Auction Finance Group, Inc. ("AFG"). His business address is 930 Washington Avenue, Miami Beach, Florida 33139.

                  The additional Reporting Person under this Amendment No. 3 is Helen Porter ("Porter"), a U.S. citizen (collectively, with Simon, the "Reporting Persons"). Porter's principal occupation is as Executive Vice President and Secretary of AFG. Her business address is 930 Washington Avenue, Miami Beach, Florida 33139."

Item 2(d) and Item 2(e) of the Schedule 13D are hereby amended and restated as follows:

                  "During the last five years,  the  Reporting  Persons have not
         (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

                  "On July 18, 1994, the Issuer entered into Voting Trust Agreements (the "Agreements"), dated as of July 1, 1994, which appointed Simon voting trustee with respect to all capital stock of the Issuer owned by Messrs. Nunzio P. DeSantis, Courtlandt G. Miller and Vincent Villanueva (collectively the "Stockholders"). The Stockholders entered into the Agreements in consideration of each receiving certain releases from the Issuer, director's fees of $22,500 for the previous three years of service as a director of Issuer, agreement that certain options under the Stock Option Agreement between the Stockholders and the Issuer shall vest and be exercisable until July 1, 1996, agreement that the provisions of the company's By-Laws or Articles of Incorporation providing for the indemnification of officers and directors under the

                                               Page 4 of 34 Pages
         laws of the State of Delaware would continue to apply to the Stockholders in relation to any future claims relating to their service with the Issuer, and agreement to maintain the confidentiality of the Agreements.

                  The aggregate purchase price for the 20,000 Shares acquired by Simon on September 27, 1994, and the 11,600 Shares acquired by Simon on October 3, 1994, were $46,200 and $25,375, respectively, excluding brokerage commissions.1 The funds used to purchase the Shares were obtained from the personal funds of Simon which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

                  The aggregate purchase price for the 2,200 Shares acquired by Simon on April 13, 1995, was $3,850, excluding brokerage commissions. The funds used to purchase the Shares were obtained from the personal funds of Simon which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

                  On December 11, 1995, the Issuer filed a declaratory judgment action in the Circuit Court for Dade County, Florida against the Stockholders seeking a declaration that the Agreements were valid and enforceable (the "Florida Action").

                  On May 3, 1996, as part of the settlement (the "Settlement") of certain other litigation between the Issuer, Simon and the Stockholders, among others, the Issuer agreed to dismiss the Florida Action with prejudice, thereby restoring to the Stockholders control over the 908,000 Shares owned by them and held in the voting trust pursuant to the Agreements.

                  Also pursuant to the Settlement, on September 18, 1996 (the "Closing Date"), the Reporting Persons entered into a new Voting Trust Agreement with Nunzio P. DeSantis ("DeSantis") and the Issuer (the "1996 Agreement")."

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby restated as follows:

                  "As of the date of this Statement, the Reporting Persons had no plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
         Schedule 13D."

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

                  "(a) As of the close of business on September 18, 1996,  Simon owned 66,450 Shares and had the right to acquire an additional 400,000 Shares within 60 days through the exercise of certain options (the "Simon Options"), excluding 2,700 Shares and 125,000 Options exercisable within 60 days beneficially owned by Porter (the "Porter Options"), wife of the Reporting Person, with respect to which Simon disclaims beneficial ownership.

--------
1 The 11,600 Shares purchased on October 3, 1994, includes 1,600 Shares purchased for Simon's Investment Retirement Account. The 11,600 Shares purchased on October 3, 1994, exclude 1,600 Shares purchased on that date for the Investment Retirement Account of Porter, Simon's wife, with respect to which shares Simon disclaims beneficial ownership.

                                               Page 5 of 34 Pages

                  There were 4,634,530 Shares outstanding as of September 18, 1996. The interests of the Reporting Persons together reflected beneficial ownership of approximately 11.5% of the Shares. Simon, subsequent to the exercise of the Simon Options, would beneficially own, in the aggregate, 466,450 Shares, which would represent 9.3% of the Shares. Porter, subsequent to the exercise of the Porter Options, would beneficially own, in the aggregate, 127,700 Shares, which would represent approximately 2.7% of the Shares.

                  (b) As of September 18, 1996, the Reporting Persons do not have voting control over any Shares. Pursuant to the Settlement, Simon no longer acts as voting trustee for any of the Shares owned now or hereinafter owned by the Shareholders and pursuant to the 1996 Agreement, neither of the Reporting Persons will have voting control over any of their Shares.

                  (c) As of September 18, 1996, pursuant to the Settlement, the Reporting Persons cancelled all of the options they held to purchase Shares and were awarded new options to purchase Shares.

                  (d)          Not applicable.

                  (e)          Not applicable."

Item 6.  Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

                  "See Item 3.

                               Pursuant to the 1996 Agreement, all of the Shares
                  now owned by the Reporting Persons and any they may acquire in the future are to be deposited into a voting trust until the Termination Date (as defined therein). The initial Voting Trustee under the 1996 Agreement is DeSantis."

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

                  "Exhibit 1.       Agreement  of  Joint  Filing  between  Steve
                                    Simon  and Helen  Porter  dated  October  9,
                                    1996.

                  Exhibit 2.        Voting  Trust  Agreement  between  Nunzio P.
                                    DeSantis,  Steve  Simon,  Helen  Porter  and
                                    AutoLend  Group,  Inc. dated as of September
                                    18, 1996.

                  Exhibit 3.        Stock Option Agreement  between Steven Simon
                                    and  AutoLend   Group,   Inc.  dated  as  of
                                    September 18, 1996.

                  Exhibit 4.        Stock Option Agreement  between Helen Porter
                                    and  AutoLend   Group,   Inc.  dated  as  of
                                    September 18, 1996."

                                               Page 6 of 34 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 1996



                                        /s/ Steven Simon
                                        -------------------------------------
                                        Steven Simon, Chairman and Chief
                                        Executive Officer of Auction Finance
                                        Group, Inc.




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 1996



                                        /s/ Helen Porter
                                        -------------------------------------
                                        Helen Porter, Executive Vice President
                                        and Secretary of Auction Finance Group,
                                        Inc.



                                               Page 7 of 34 Pages

                                  EXHIBIT INDEX



EXHIBIT                 DESCRIPTION                                       PAGE


   1    Agreement of Joint Filing between Steve Simon and Helen Porter      9
        dated October 9, 1996.

   2    Voting Trust Agreement between Nunzio P. DeSantis, Steve Simon,    10
        Helen Porter and AutoLend Group, Inc. dated as of September 18,
        1996.

   3    Stock Option Agreement between Steven Simon and AutoLend           17
        Group, Inc. dated as of September 18, 1996.

   4    Stock Option Agreement between Helen Porter and AutoLend Group,    26
        Inc. dated as of September 18, 1996.


                                               Page 8 of 34 Pages

                                                                       EXHIBIT 1

                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.

          Dated:  October 9, 1996


                                                  /s/ Steve Simon
                                                  -------------------------
                                                  Name:  Steve Simon


                                                  /s/ Helen Portere
                                                  -------------------------
                                                  Name:  Helen Porter


                                               Page 9 of 34 Pages

                             VOTING TRUST AGREEMENT

         THIS AGREEMENT made as of the 18th day of September, 1996, by and among each of Steven Simon and Helen Porter (individually, a "Shareholder" and together, the "Shareholders"), AutoLend Group, Inc., a Delaware corporation (the "Corporation") and Nunzio P. DeSantis, as the initial Voting Trustee (the "Voting Trustee").

                              W I T N E S S E T H :

         The parties hereto desire that the Shareholders transfer the shares of common stock of the Corporation owned by the Shareholders (such shares, together with any shares subsequently acquired by the Shareholders, whether upon purchase on the open market or otherwise, upon the exercise of options, upon the exchange or conversion of securities or rights which are exchangeable or convertible into common stock, or the issuance of additional shares in respect of the shares initially deposited herewith by virtue of any stock split, stock dividend or recapitalization being hereinafter referred to as the "Trust Stock") to the Voting Trustee for the purpose of vesting in the Voting Trustee voting and other rights pertaining thereto for the period and upon the terms and conditions stated in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and intending to be legally bound hereby, the parties agree as follows:

         1. Transfer of Trust Stock to Voting Trustee. Each Shareholder hereby delivers, assigns and transfers unto the Voting Trustee hereunder all of the shares of Trust Stock and agrees to deliver, assign and transfer any shares of Trust Stock owned by him at any time in the future so long as this Voting Trust Agreement continues to be effective.

         2. Voting Trust Certificates. The Voting Trustee, in exchange for the Trust Stock transferred and delivered to the Voting Trustee hereunder, will issue and deliver to the Shareholder a voting trust certificate in substantially the form set forth in Exhibit A attached hereto. A voting trust certificate shall be transferable on the books of the Voting Trust by the record holder thereof in person or by attorney duly authorized, upon the surrender of such voting trust certificate properly endorsed for transfer, with all necessary transfer tax stamps affixed, subject to the same limitations on transfer as are applicable to transfers of the Trust Stock, the limitations contained in this Voting Trust Agreement, and compliance with applicable securities laws. Upon the transfer on the books of the Voting Trust of any voting trust certificate, the transferee shall succeed to all the rights hereunder of the record holder thereof.

         3. Stock Issuances. In the event that the Voting Trustee shall receive any additional stock certificates of the Corporation by way of dividend, stock split, recapitalization, combination of shares or otherwise, upon stock held by him under this Agreement, the Voting Trustee shall hold such stock certificates likewise subject to the terms of this Agreement, and shall issue, on behalf of the Voting Trust, voting trust certificates representing such stock certificates to the respective registered holder of the then outstanding voting trust certificate entitled to such stock certificate.

                                               Page 10 of 34 Pages

         4. Transfer of Voting Trust Certificates. The Voting Trustee shall execute any and all of the said voting trust certificates, and no voting trust certificate shall be valid unless duly signed by the Voting Trustee. Each voting trust certificate shall not be transferable except as provided herein.

         5. Destruction or Mutilation of Voting Trust Certificates. The holder of any voting trust certificate shall immediately notify the Voting Trustee of any mutilation, loss or destruction thereof. In the case of mutilation, the Voting Trustee may, in his discretion, cause one or more new certificates representing the same number of shares, in the aggregate, to be issued to such holder upon the surrender of the mutilated certificate. In the case of loss or destruction, the Voting Trustee may, in his discretion, cause one or more new certificates representing the same number of shares, in the aggregate, to be issued to such holder; provided, however, that the Voting Trustee may require such holder to indemnify the Voting Trust and the Voting Trustee, by way of bond or otherwise, in such form and amount and with such sureties as the Voting Trustee may deem necessary, against loss or liability by reason of the issuance of such new certificates.

         6. Dividends and Other Payments. Until the termination of this Agreement each registered holder of a voting trust certificate shall be entitled to receive promptly from the Voting Trustee payments equal to the amount of dividends (other than dividends represented by capital stock of the Corporation) or other distributions, if any, collected by the Voting Trustee upon the Trust Stock represented by voting trust certificates held by such holder and any payment representing the amount received upon redemption or sale of any such Trust Stock, subject, however, to the terms and conditions of this Agreement. Those registered as holders of voting trust certificates on the dates fixed as record dates by the Corporation for dividends and for the allotment of rights shall be entitled to such payments and to any rights to the benefit of which holders of voting trust certificates may be entitled under this Agreement. The Voting Trustee may, in his discretion, from time to time, close the voting trust certificate books against transfers of voting trust certificates for the purpose of determining the voting trust certificate holders entitled to vote at any meeting of such holders or to determine any other thing or act to be done or performed by said holders.

         7. Sale of Shares or Voting Trust Certificate by a Shareholder.

                  (a) Every transferee of any of the Trust Stock owned by either Shareholder, other than a bona fide purchaser, who is either a Relative (including a spouse, child, grandchild, great grandchild, parent, grand parent, great grandparent or cousin to the first or second degree, for the purposes of this definition, a legally adopted child of an individual shall be treated as a child of such individual by blood) or an Affiliate (as such terms is defined by 17 C.F.R. 230.144(A)(1)) of any Shareholder shall, by acceptance of the Trust Stock, become a party to this Agreement with the same force and effect as though an original party hereto, and shall be deemed a "Shareholder."

                  (b) If, prior to the termination of this Agreement as provided herein, Trust Stock is sold in a bona fide sale to a purchaser who is neither a Relative nor an Affiliate of any of the Shareholders, the Shareholder whose shares of Trust Stock are being sold shall deliver to the Voting Trustee an affidavit (a "Sale Affidavit"), executed by the Shareholder under oath, stating:
(i) the date of the bona fide sale: (ii) the number of shares of Trust Stock sold and the price therefor; (iii) the name, address and taxpayer identification number of the purchaser in the event of a private sale; and (iv) that the purchaser is neither a Relative nor an Affiliate of any of the Shareholders. Upon receipt of the Sale Affidavit as aforesaid, accompanied by a Voting Trust Certificate in respect of the Trust Stock which is sold, such Trust Stock shall be released from the terms of this Agreement and the Voting Trustee shall deliver to the Transfer Agent the certificates representing such Trust Stock for transfer to the

                                               Page 11 of 34 Pages
purchaser in accordance with the same standard of conduct as to delivery to which a broker-dealer would be held in delivering equivalent share certificates. To the extent the certificate or certificates representing the Trust Stock which has been sold represents a number of shares greater than the Trust Stock which was sold, a new certificate representing the Trust Stock which was not sold shall be registered in the name of and delivered to the Voting Trustee to be held in accordance with this Agreement, and a new Voting Trust Certificate in respect thereof shall be delivered to the Shareholder.

          8. Power of Voting Trustee. The Voting Trustee shall, in his discretion, in respect of any and all of the Trust Stock, except as expressly limited by this Agreement, possess and be entitled exclusively to exercise any and all rights pertaining to the Trust Stock for every purpose, in person or by proxy, to waive either Shareholder's privilege in respect to voting the Trust Stock (excluding any right or privilege to subscribe for Trust Stock (excluding any right or privilege to subscribe for any increased stock) and to consent to any lawful corporate act of the Corporation, as though absolute owner of the Trust Stock, it being expressly agreed that each Shareholder has hereby assigned to the Voting Trustee all voting rights which he or she may have as pertains to ownership of the Trust Stock and arising out of such ownership whether by operation of law or agreement, and further that no voting rights shall pass to others by or under said voting trust certificates, or by or under this Agreement, or by or under any other agreement, express or implied. The Voting Trustee is authorized specifically, by way of example without limiting his rights hereunder, to vote the Trust Stock held by him for, or to consent in respect thereof to, any amendment to the Corporation's Certificate of
Incorporation, including any increase, reduction or other change of the authorized capital of the Corporation, any agreement of consolidation, merger, share exchange or the sale or other disposition of all, substantially all, or any part of the property, assets and franchises of the Corporation and the granting, ratification or confirmation of any option or options therefor (whether executed before or after the execution of this Agreement, and whether or not such option or options extend(s) beyond the term of this Agreement), or the dissolution of the Corporation, and the judgment of the Voting Trustee as to the adequacy of the consideration thereby to be received by the Corporation and the Shareholders (provided each shareholder of the Corporation and each holder of a voting trust certificate of each class is treated uniformly, share for share) shall be conclusive and binding upon the Shareholders and the holders of voting trust certificates and all persons claiming through or under them. The Voting Trustee may act and receive compensation as a director or officer of the Corporation or of any affiliated corporation and he, or any firm or corporation with which he is in any way associated, may contract or maintain an interest in any transaction with the Corporation, or any affiliated corporation, as fully as though he were not the Voting Trustee.

          9. Stock Subscription and Other Stock Transactions. In case any increased or additional stock of the Corporation shall be offered with respect to the Trust Stock to the Voting Trustee for subscription, then, in such case, the Voting Trustee shall promptly deliver to the holders of any voting trust certificate any written notice received by the Voting Trustee in respect of such offer and, upon receiving from the holder of any voting trust certificate, prior to the time limited by the Corporation for subscription and payment, a request to subscribe in his behalf and money to pay for a stated amount of such increased stock (not in excess of the ratable amount subscribeable in respect of the stock represented by such voting trust certificate), the Voting Trustee shall make such subscription and payment, and upon receiving from the Corporation the certificate or certificates for the stock so subscribed for, shall issue a voting trust certificate or voting trust certificates in respect thereof to the voting trust certificate holder who shall have made such a request and payment. In case any reduction of the stock of the Corporation shall have been duly authorized, the Voting Trustee is hereby authorized to make such surrender of stock of the Corporation held by him hereunder, pro-rata on behalf of all holders of voting trust certificates, as may be required under the terms pursuant to which such reduction is to be effected, and to receive and hold any and all stock of the Corporation issued in exchange for such surrendered stock. Following any such action, the voting trust

                                               Page 12 of 34 Pages
certificates issued and outstanding pursuant hereto shall be deemed to represent a proportionately reduced number of shares. Upon any duly authorized agreement of consolidation, merger, or share exchange becoming effective, the Voting Trustee is authorized to make such surrender of stock of the corporation held by him hereunder as may be required thereby, and to receive and hold hereunder any and all stock or securities issued to him in exchange for such surrendered stock or otherwise. The voting trust certificates shall thereupon be deemed to represent a proportionate number of the securities then received in exchange by the Voting Trustee. In the event of the distribution of the assets of the Corporation upon the dissolution thereof, the Voting Trustee shall promptly distribute the amount thereof received by him according to the interests of such registered holders, upon the surrender of the voting trust certificates held by them respectively. Upon the distribution of such assets by the Voting Trustee, as aforesaid, this Agreement shall terminate and all liability of the Voting Trust and the Voting Trustee, or of any of the persons acting as such, for the delivery of stock certificates hereunder shall cease and terminate.

          10. Standard of Care. In voting the Trust Stock represented by the stock certificate or certificates issued to the Voting Trustee as hereinafter provided and/or otherwise exercising the right of the Voting Trustee granted hereunder, the Voting Trustee shall exercise his best judgment to the end that the business and affairs of the Corporation shall be properly managed; but, except for his own gross negligence or willful misconduct, the Voting Trustee shall not assume any responsibility or liability in respect of such management, or in respect of any action taken by the Voting Trustee, or taken in pursuance of his consent thereto, or in pursuance of his vote so cast, and the Voting Trustee shall not incur any responsibility or liability, as a shareholder, Voting Trustee or otherwise, by reason of any error of fact or law and/or of any matter or thing omitted to be done except where such error of fact or law and/or matter or thing omitted to be done shall have resulted form the Voting Trustee's gross negligence or willful misconduct.

          11. Compensation, Indemnity and Expense. The Voting Trustee shall not be entitled to any compensation for his services as such, unless such compensation is authorized by a majority vote of the persons then holding voting trust certificates hereunder; but it is expressly agreed that the Voting Trustee shall be indemnified against and saved harmless from, any and all liabilities, costs, damages and expenses (including reasonable attorney's fees) incurred by the Voting Trustee by reason of any breach or violation by any holder of a voting trust certificate of any provision of this Agreement.

          12. Acceptance of Trust. The Voting Trustee hereby accepts the above trust subject to all terms, conditions and reservations herein contained and agrees that he will exercise the powers and preform the duties of Voting Trustee as herein set forth according to his best judgment.

          13.     Termination.

                  (a) This Agreement  shall terminate the  "Termination  Date"):
(i) on the date AutoLend IAP, Inc., a Delaware corporation ("IAP"), discharges its redemption obligations, pursuant to the AutoLend IAP, Inc. Certificate of Designation of Rights, Preferences and Privileges of $.01 Par Value 11% Cumulative Convertible Preferred Stock (the "Designation Certificate"), upon the exercise by IAP of its option to redeem the Preferred Stock (as defined in the Designation Certificate) pursuant to Section 5 thereof; or (ii) on the date IAP discharges its redemption obligation pursuant to Section 6 of the Designation Certificate; or (iii) on the fifth anniversary of the date of this Agreement if neither of the events described in clauses (i) and (ii) above shall have then occurred; without notice by or action of the Voting Trustee unless sooner terminated as hereinafter provided. This Voting Trust Agreement also may be terminated at any time by the Voting Trustee, in his discretion from time to time,

                                               Page 13 of 34 Pages
by signing a declaration to that effect and sending a copy of the same to each registered holder of voting trust certificates issued hereunder.

                  (b) Upon termination of this Agreement, the Voting Trustee, in exchange for, or upon surrender of, any voting trust certificate then outstanding, shall, in accordance with the terms hereof, and out of the shares held by him hereunder, promptly deliver proper stock certificates of the Corporation to the holders of voting trust certificates and thereupon all liability of the Voting Trust and the Voting Trustee for the delivery of said stock certificates shall cease and terminate. The Voting Trustee may call upon and require all holders of voting trust certificates to surrender them in exchange for certificates of stock for the number of shares to which they are entitled hereunder.

          14.     Successor Voting Trustee.

                  (a) Selection of Successor Voting Trustee. Upon the resignation, death or legal incapacity of the Voting Trustee, a successor Voting Trustee shall be selected by the Board of Directors of the Corporation or by such other person as shall otherwise be designated by the Board of Directors of the Corporation to designate a successor.

                  (b) Rights, Powers and Duties of Successor Voting Trustee. Any successor Voting Trustee shall have all the rights, powers and duties of the Voting Trustee hereunder and the term "Voting Trustee" as used in this Voting Trust Agreement and in the voting trust certificate shall apply to the named Voting Trustee and to any successor hereunder. Notwithstanding any change in the Voting Trustee, any certificate for the Trust Stock standing in the name of the Voting Trustee may be endorsed and transferred by any successor Voting Trustee with the same effect as if endorsed and transferred by the original Voting Trustee.

          15.     Miscellaneous.

                  (a)  The  titles  and   captions  set  forth  herein  are  for
convenience and reference only and are not intended to modify, limit, describe or affect in any way the contents, scope or intent of this Agreement.

                  (b) Whenever the context of this Agreement so requires, the masculine and/or feminine gender shall be substituted for or deemed to include the neuter and the plural shall be substituted for or deemed to include the singular, and vice versa.

                  (c) This Agreement may be executed in several counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all the parties reflected hereon as signatories.

                  (d) This Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Delaware. Each of the parties hereto agrees to submit to the jurisdiction of the federal or state courts located in the County of New Castle, State of Delaware, in any action or proceeding arising out of or relating to this Agreement.

                  (e) Each and all of the terms and provisions of this Agreement, shall be and are hereby made binding upon the Shareholder, his heirs, personal representatives, successors and assigns.

                                               Page 14 of 34 Pages

                  (f) This writing represents the complete understanding of the parties respecting the subject matter hereof and supersedes any and all oral or written communications, negotiations, understandings or agreements respecting the subject matter hereof; there are no contemporaneous oral or written understandings or agreements with respect to the subject matter hereof.

                  (g) This Agreement shall be filed with the Voting Trustee, and a copy hereof shall be filed at the principal office of the Corporation.

                  (h) If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid or unenforceable, said provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable and the remainder of this Agreement shall be enforceable in accordance with its terms.


                                               Page 15 of 34 Pages

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                       /s/ Steven Simon
                                       ------------------------------
                                       Steven Simon


                                       /s/ Helen Porter
                                       ------------------------------
                                       Helen Porter


                                       AUTOLEND GROUP, INC.

                                       By: /s/ Nunzio DeSantis
                                          ---------------------------

                                       Title: Chairman of the Board

                                       /s/ Nunzio DeSantis
                                          ---------------------------


                                       Nunzio DeSantis, Voting Trustee


                                               Page 16 of 34 Pages

                                                          Optionee: Steven Simon
                                                           Grant: 400,000 shares


                              AUTOLEND GROUP, INC.
                             STOCK OPTION AGREEMENT


          THIS STOCK OPTION AGREEMENT is made and entered into as of the 18th day of September, 1996 (the "Agreement"), by and between AutoLend Group, Inc., a Delaware corporation, having its principal place of business at c/o Vista Health Care Group, Inc., The Bradbury Court, 215 Central Avenue, N.W., 3-B, Albuquerque, New Mexico 87102 (the "Company"), and Steven Simon, an individual residing at 1430 Ocean Drive, Miami Beach, Florida 33139, (the "Optionee").

          WHEREAS, the Optionee has agreed to serve as a consultant to the Company pursuant to a Consulting Agreement between the Company and the Optionee dated the date hereof.

          NOW, THEREFORE, in consideration of the foregoing and for good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

          1. Grant of Option. The Company hereby grants to the Optionee on the date hereof the right and option to purchase (subject to adjustment pursuant to Section 6 hereof) an aggregate of 400,000 of its shares of Common Stock at an option price per share of $2.65, subject to adjustment as provided herein.

          2. Option Period. The option granted hereby each shall remain in full force and effect and be fully exercisable until 12:01 a.m. Eastern Standard Time of the thirty-first day (the "Expiration Date") following the tenth consecutive trading day that the Market Price (as hereinafter defined) of the Company's Common Stock equals or exceeds $6.00 per share, and the Registration Statement referred to in Section 8 hereof is effective, provided however, that if, on the date the Optionee elects to exercise this Option in the manner provided herein during the thirty-one day period as aforesaid (the "Attempted Exercise Date"), the Registration Statement referred to in Section 8 hereof shall not be effective or the Optionee is otherwise unable to sell his shares into the public market because of the Company's failure to comply with any applicable laws or regulations required hereunder, then the Expiration Date shall be adjusted such that this Option shall expire and no longer be exercisable following the tenth day following the fifth consecutive trading day after the Attempted Exercise Date that the Market Price (as hereinafter defined) of the Company's Common Stock equals or exceeds $6.00 per share provided that during each of such ten days the Registration Statement referred to in Section 8 hereof shall be effective or the Optionee is otherwise able to sell

                                               Page 17 of 34 Pages
his shares in the public market. "Market Price" shall mean, as of any day, the closing sales price of the Common Stock on such day on the New York Stock Exchange or the American Stock Exchange (or if the Common Stock shall not then be listed on either such exchange, the closing sales price on the principal (determined by highest volume averaged for a period of twenty consecutive business days prior to the day as to which "Market Price" is being determined) national securities exchange (as defined in the Securities Exchange Act of 1934, as amended) on which the Common Stock may then be listed) or, if there shall have been no sales on such exchange or exchanges on such day, the closing sales price of the Common Stock on such day on the NASDAQ National Market System or, if the Common Stock is not included on the NASDAQ National Market System, the average of the bid and asked prices at the end of such day or, if the Common Stock shall not be so listed, the average of the bid and asked prices at the end of the day in the over-the-counter market as reported by NASDAQ or, if the Common Stock is included on NASDAQ, as reported by the National Quotation Bureau, Inc. or any successor organization, in each such case, averaged for a period of 20 consecutive business days prior to the day as to which "Market Price" is being determined.

          3. Exercise of Option. a) Prior to the Expiration Date, the right of exercise shall be cumulative so that if this Option is exercised in part, it shall remain exercisable, in part, with respect to all shares not so purchased at any time prior to the Expiration Date or the earlier termination of this option. This option may not be exercised at any time on or after the Expiration Date.

          (b) The Optionee may exercise the option (to the extent then exercisable) by delivering to the Company a written notice duly signed by the Optionee in the form attached hereto as Exhibit A (an "Exercise Notice") stating the number of shares that the Optionee has elected to purchase, and accompanied by payment (in cash or by certified check) of an amount equal to the full purchase price for the shares to be purchased. The notice shall also contain a statement (if required and in a form reasonably acceptable to the Company) that the Optionee is acquiring the shares for investment only, and not with a view toward the distribution or resale thereof, other than pursuant to an effective registration statement under, or subject to an exemption from, the applicable requirements of the Securities Act of 1933, as amended. Following receipt by the Company of such notice and payment, the Company shall issue, within three (3) business days, the shares in the name of the Optionee and deliver the certificate therefor to the Optionee. No shares shall be issued until full payment therefor has been made and until the Company has complied with all requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, any securities exchange on which the Company's stock may then be listed and all applicable state laws in connection with the issuance of the shares or the listing of the shares on said securities exchange. The Optionee shall have none of the rights of a shareholder in respect of such shares until they are issued. Notwithstanding anything herein to the contrary, the Optionee and the Company currently are parties to a Voting Trust Agreement dated of even date herewith and expiring on the Termination Date, as defined therein, pursuant to which all shares of the Company's common stock now or hereafter owned by the Optionee shall be deposited with the Voting Trustee under the Voting

                                               Page 18 of 34 Pages

Trust Agreement and upon which the Voting Trustee shall have certain rights and obligations as provided therein. So long as the Voting Trust Agreement remains in effect, upon the exercise of this Option in whole or in part by the Optionee, certificates representing shares issued upon exercise of this Option shall be registered in the name of and delivered to the Voting Trustee, and a copy of said certificates shall be delivered to the Optionee accompanied by notice that delivery of the original certificates was made to the Voting Trustee, provided, however, that to the extent that simultaneously with the delivery of an Exercise Notice to the Company the Optionee provides to the Company a Sale Affidavit (as such term is defined in the Voting Trust Agreement), then the shares issued pursuant to such exercise shall be issued in the name of and delivered directly by the Company to the purchaser described in such Affidavit, and a copy of said certificates shall be delivered to the Optionee accompanied by notice that delivery of the original certificates was made to such Purchaser.

          4. Death. The options granted hereunder shall not in any way be affected by the death of the Optionee, and shall continue to be exercisable by his legal representatives or beneficiaries pursuant to the terms hereof.

          5. Tax Status. The Company makes no representation or warranty whatsoever to the Optionee as to the tax consequences of the grant or exercise of the Option or of the disposition of Shares acquired thereunder.

          6. Antidilution Adjustments.

          (a) Adjustment for Subdivisions or Combinations of Common Stock. In the event the Company at any time or from time to time after the date hereof effects a subdivision or combination of its outstanding capital stock into a greater or lesser number of shares, then and in each such event the number of shares for which the option is exercisable shall be proportionally increased (for subdivisions) or decreased (for combinations). Any adjustment under this
Section 6(a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

          (b) Adjustment for Certain Dividends, Distributions and Common Stock Equivalents. In the event the Company at any time or from time to time after the date hereof shall make, issue or fix a record date for the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights ("Common Stock Equivalents") convertible into or entitling the holder to receive additional shares of Common Stock or Common Stock Equivalents, without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise), then the number of shares for which this Option is exercisable shall be increased as of the time of such issuance, by multiplying the number of shares for which this Option is then exercisable in effect by a fraction,


                                               Page 19 of 34 Pages

          (i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding or deemed to be issued and outstanding immediately prior to the time of such issuance, plus the number of shares of Common Stock issuable in payment of such dividend or distribution or upon conversion or exercise or successive conversion or exercise of such Common Stock Equivalents; and

          (ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding or deemed to be issued and outstanding immediately prior to the time of such issuance.

          (c) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the exercise of this Option shall be reclassified or changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 6), then and in each such event the holder of this Option shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock for which this Option might have been exercised immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

          (d) Reorganization, Mergers, Consolidations or Sales of Assets. If at any time or from time to time there shall be a capital reorganization or the Common Stock (other than a subdivision, combination, dividend, reclassification, or exchange of shares provided from elsewhere in this Section), or a merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all of the Company's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holder of this Option shall thereafter be entitled to receive upon exercise of this Option the number of shares of stock or other securities or property of the Company or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of the Common Stock deliverable upon exercise of this Option immediately prior to such capital reorganization, merger, consolidation or sale would have been entitled upon such shares' capital reorganization, merger, consolidation or sale.

          (e) Adjustment of Exercise Price. Upon each adjustment of the number of shares for which this Option is exercisable as a result of the calculations made in this Section, this Option shall thereafter evidence the right to purchase, the adjusted number of shares at the adjusted Exercise Price (calculated to the nearest cent), obtained by dividing (A) the product obtained by multiplying the exercise price in effect prior to such adjustment by (B) the number of shares for which this Option is exercisable prior to adjustment.


                                               Page 20 of 34 Pages

          (f) Reservation of Stock Issuable Upon Exercise. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the exercise of this Option, such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Option in full. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of this Option in full, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

          7. Fractional Shares. No fractional shares shall be issued upon the exercise of this Option. If a requested exercise of this Option would result in the issuance of a fractional share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction in cash, that fraction multiplied by the Market Price on the date of receipt by the Company of the written notice and payment in full of the exercise price pursuant to Section 3(b).

          8. Registration. The Company shall use its diligent best efforts to register the exercise of the Option granted hereby and the resale of the Common Stock issuable upon exercise of this Option on a registration statement, or registration statements on Form S-3 and/or Form S-8 or such other form as shall be appropriate and available for use to the Company, pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (together, the "Act"), within 90 days after the execution of this Agreement, and from such time as such registration statement shall have become effective, maintain such registration in effect and keep available for delivery upon the exercise of the Options, a prospectus that meets the requirements of Section 10 of the Act , and to comply with all applicable requirements of the Securities Exchange Act of 1934, any securities exchange on which the Company's stock may then be listed, and shall qualify the shares for sale under applicable state securities laws; provided, however, that the Company shall not be required to consent to general service of process, to subject itself to taxation, to qualify to do business or to incur in excess of $7,500.00 as a condition of qualification of the shares for sale under state securities laws; and provided, further that the Company shall have no obligation to register the Common Stock issuable upon exercise of this Option or maintain the effectiveness of such registration or qualification or to keep available a prospectus, as aforesaid, in the event that, by amendment to the Act or otherwise, such registration or qualification or the delivery of such prospectus is not required at the time said securities underlying this Option are to be issued or sold; and provided further, that in the event, by amendment to the Act or otherwise, some other or different requirement shall be imposed by act of the Congress of the United States which shall relate to the issuance of such Common Stock issuable upon exercise of this Option, the Company shall use its best efforts to comply with such requirements so long as the same shall not be more burdensome to the Company than the registration statement under the Act. Promptly after a registration statement under the Act covering the aforementioned Common Stock issuable upon exercise of this Option has become effective, or such other action as contemplated hereby and as

                                               Page 21 of 34 Pages
may be required has been taken, as the case may be, the Company shall cause notice thereof or a copy of the prospectus covering the aforementioned securities to be mailed to the Optionee.

          9. Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when delivered, if delivered in person or by telecopy, or when deposited in the mail, if mailed by first-class mail or express delivery service, postage or other fee prepaid, with return receipt requested, addressed to each party hereto as follows:

          (a)     if to the Company:

                  AutoLend Group, Inc.
                  c/o Vista Health Care Group, Inc.
                  The Bradbury Court
                  215 Central Avenue, N.W., 3-B
                  Albuquerque, New Mexico 87102

                  copy to:

                  Cozen & O'Connor
                  1900 Market Street
                  Philadelphia, PA 19103
                  Attention: E. Gerald Riesenbach, Esq.

          (b)     if to the Optionee:

                  Steve Simon
                  AutoLend IAP, Inc.
                  930 Washington Avenue
                  Miami Beach, Florida  33139

                  copy to:

                  Baer Marks & Upham LLP
                  805 Third Avenue
                  New York, N.Y. 10022
                  Attention: Mark L. Friedman, Esq.

Either party may designate any other address to which notice shall be given, by giving written notice to the other of such change of address.


                                               Page 22 of 34 Pages

          10. Governing Law. This Agreement shall be construed and governed in accordance with the internal laws of the State of Delaware, without regard to principles of conflict of law. Each of the parties hereto agrees to submit to the jurisdiction of the federal or state courts located in the County of New Castle, State of Delaware, in any action or proceeding arising out of or relating to this Agreement.

          11. Entire Agreement. With respect to the subject matter hereof, this Agreement contains the entire agreement between the parties, and may not be altered or modified, except in writing and signed by the party to be charged thereby, and supersedes any and all previous agreements between the parties.

          12. Amendments, Etc. None of the terms hereof may be waived, modified or discharged, except by an instrument in writing specifically referring to this Agreement and signed by each of the parties hereto.

          13. Severability. In the event that any provision of this Agreement would be held to be invalid, prohibited or unenforceable for any reason unless narrowed by construction, this Agreement shall be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drafted so as not to be invalid, prohibited or unenforceable. If any court construes any of the provisions of this Agreement to be unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced. In the event any of the provisions contained in this Agreement should nevertheless be held to be invalid, prohibited or unenforceable, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

          14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, administrators, successors and assigns; provided however, that the Optionee may not assign this Agreement without the Company's prior written consent.

          15.  Headings.   The  headings   contained  herein  are  included  for
convenience of reference only and do not constitute a part of this Agreement.

          16. Counterparts. This Agreement may be executed in any number of counterparts, all of which together shall for all purposes constitute one agreement, binding on each of the parties, notwithstanding that each of the parties has not signed the same counterpart.


                                               Page 23 of 34 Pages

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                    AUTOLEND GROUP, INC.

                                    By: /s/ Steve Simon
                                       -------------------------
                                       Name: Steve Simon
                                       Title: CEO


                                    STEVEN SIMON

                                    By: /s/ Steve Simon
                                       -------------------------
                                       Name:
                                       Title:



                                               Page 24 of 34 Pages

                                                                       EXHIBIT A

                                  PURCHASE FORM

                         (To be signed and delivered to
                              AUTOLEND GROUP, INC.
                          upon exercise of the Option)


          The undersigned, the holder of the foregoing Option, hereby irrevocably elects to exercise the purchase rights represented by such Option, and to purchase thereunder ____ shares of Common Stock, par value $.002 of AutoLend Group, Inc. ("Shares"), and herewith makes payment of $______________ ($_______________ per share) therefor, and requests that the Certificates for the Shares be issued in the name(s) of, and delivered to whose address(es) is/are .

          The undersigned hereby represents that the shares to be purchased upon the exercise of this Option are being purchased for investment only, and not with a view toward the distribution or resale thereof, other than pursuant to an effective registration statement under, or subject to an exemption from, the applicable requirements of the Securities Act of 1933, as amended.

          The undersigned hereby agrees to remit to AutoLend Group, Inc. (the "Corporation") an amount sufficient to satisfy the Corporation's federal, state and local withholding tax obligations with respect to the exercise of the Option.



-------------------------------
Dated:                              , 19__


                                               Page 25 of 34 Pages

                                                          Optionee: Helen Porter
                                                           Grant: 125,000 shares


                              AUTOLEND GROUP, INC.
                             STOCK OPTION AGREEMENT


         THIS STOCK OPTION AGREEMENT is made and entered into as of the 18th day of September, 1996 (the "Agreement"), by and between AutoLend Group, Inc., a Delaware corporation, having its principal place of business at c/o Vista Health Care Group, Inc., The Bradbury Court, 215 Central Avenue, N.W., 3-B, Albuquerque, New Mexico 87102 (the "Company"), and Helen Porter, an individual residing at 1430 Ocean Drive, Miami Beach, Florida 33139, (the "Optionee").

         WHEREAS, the Optionee has agreed to serve as a consultant to the Company pursuant to a Consulting Agreement between the Company and the Optionee dated the date hereof.

         NOW, THEREFORE, in consideration of the foregoing and for good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. Grant of Option. The Company hereby grants to the Optionee on the date hereof the right and option to purchase (subject to adjustment pursuant to Section 6 hereof) an aggregate of 125,000 of its shares of Common Stock at an option price per share of $2.65, subject to adjustment as provided herein.

         2. Option Period. The option granted hereby each shall remain in full force and effect and be fully exercisable until 12:01 a.m. Eastern Standard Time of the thirty-first day (the "Expiration Date") following the tenth consecutive trading day that the Market Price (as hereinafter defined) of the Company's Common Stock equals or exceeds $6.00 per share, and the Registration Statement referred to in Section 8 hereof is effective, provided however, that if, on the date the Optionee elects to exercise this Option in the manner provided herein during the thirty-one day period as aforesaid (the "Attempted Exercise Date"), the Registration Statement referred to in Section 8 hereof shall not be effective or the Optionee is otherwise unable to sell his shares into the public market because of the Company's failure to comply with any applicable laws or regulations required hereunder, then the Expiration Date shall be adjusted such that this Option shall expire and no longer be exercisable following the tenth day following the fifth consecutive trading day after the Attempted Exercise Date that the Market Price (as hereinafter defined) of the Company's Common Stock equals or exceeds $6.00 per share provided that during each of such ten days the Registration Statement referred to in Section 8 hereof shall be effective or the Optionee is otherwise able to sell

                                               Page 26 of 34 Pages
her shares in the public market. "Market Price" shall mean, as of any day, the closing sales price of the Common Stock on such day on the New York Stock Exchange or the American Stock Exchange (or if the Common Stock shall not then be listed on either such exchange, the closing sales price on the principal (determined by highest volume averaged for a period of twenty consecutive business days prior to the day as to which "Market Price" is being determined) national securities exchange (as defined in the Securities Exchange Act of 1934, as amended) on which the Common Stock may then be listed) or, if there shall have been no sales on such exchange or exchanges on such day, the closing sales price of the Common Stock on such day on the NASDAQ National Market System or, if the Common Stock is not included on the NASDAQ National Market System, the average of the bid and asked prices at the end of such day or, if the Common Stock shall not be so listed, the average of the bid and asked prices at the end of the day in the over-the-counter market as reported by NASDAQ or, if the Common Stock is included on NASDAQ, as reported by the National Quotation Bureau, Inc. or any successor organization, in each such case, averaged for a period of 20 consecutive business days prior to the day as to which "Market Price" is being determined.

          3. Exercise of Option. (a) Prior to the Expiration Date, the right of exercise shall be cumulative so that if this Option is exercised in part, it shall remain exercisable, in part, with respect to all shares not so purchased at any time prior to the Expiration Date or the earlier termination of this option. This option may not be exercised at any time on or after the Expiration Date.

         (b) The Optionee may exercise the option (to the extent then exercisable) by delivering to the Company a written notice duly signed by the Optionee in the form attached hereto as Exhibit A (an "Exercise Notice") stating the number of shares that the Optionee has elected to purchase, and accompanied by payment (in cash or by certified check) of an amount equal to the full purchase price for the shares to be purchased. The notice shall also contain a statement (if required and in a form reasonably acceptable to the Company) that the Optionee is acquiring the shares for investment only, and not with a view toward the distribution or resale thereof, other than pursuant to an effective registration statement under, or subject to an exemption from, the applicable requirements of the Securities Act of 1933, as amended. Following receipt by the Company of such notice and payment, the Company shall issue, within three (3) business days, the shares in the name of the Optionee and deliver the certificate therefor to the Optionee. No shares shall be issued until full payment therefor has been made and until the Company has complied with all requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, any securities exchange on which the Company's stock may then be listed and all applicable state laws in connection with the issuance of the shares or the listing of the shares on said securities exchange. The Optionee shall have none of the rights of a shareholder in respect of such shares until they are issued. Notwithstanding anything herein to the contrary, the Optionee and the Company currently are parties to a Voting Trust Agreement dated of even date herewith and expiring on the Termination Date, as defined therein, pursuant to which all shares of the Company's common stock now or hereafter owned by the Optionee shall be deposited with the Voting Trustee under the Voting Trust Agreement and upon which the Voting Trustee shall have certain rights and obligations as

                                               Page 27 of 34 Pages
provided therein. So long as the Voting Trust Agreement remains in effect, upon the exercise of this Option in whole or in part by the Optionee, certificates representing shares issued upon exercise of this Option shall be registered in the name of and delivered to the Voting Trustee, and a copy of said certificates shall be delivered to the Optionee accompanied by notice that delivery of the original certificates was made to the Voting Trustee, provided, however, that to the extent that simultaneously with the delivery of an Exercise Notice to the Company the Optionee provides to the Company a Sale Affidavit (as such term is defined in the Voting Trust Agreement), then the shares issued pursuant to such exercise shall be issued in the name of and delivered directly by the Company to the purchaser described in such Affidavit, and a copy of said certificates shall be delivered to the Optionee accompanied by notice that delivery of the original certificates was made to such Purchaser.

          4. Death. The options granted hereunder shall not in any way be affected by the death of the Optionee, and shall continue to be exercisable by his legal representatives or beneficiaries pursuant to the terms hereof.

          5. Tax Status. The Company makes no representation or warranty whatsoever to the Optionee as to the tax consequences of the grant or exercise of the Option or of the disposition of Shares acquired thereunder.

         6.       Antidilution Adjustments.

         (a) Adjustment for Subdivisions or Combinations of Common Stock. In the event the Company at any time or from time to time after the date hereof effects a subdivision or combination of its outstanding capital stock into a greater or lesser number of shares, then and in each such event the number of shares for which the option is exercisable shall be proportionally increased (for subdivisions) or decreased (for combinations). Any adjustment under this Section 6(a) shall become effective at the close of business on the date the subdivision or combination becomes effective.

         (b) Adjustment for Certain Dividends, Distributions and Common Stock Equivalents. In the event the Company at any time or from time to time after the date hereof shall make, issue or fix a record date for the determination of the holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights ("Common Stock Equivalents") convertible into or entitling the holder to receive additional shares of Common Stock or Common Stock Equivalents, without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise), then the number of shares for which this Option is exercisable shall be increased as of the time of such issuance, by multiplying the number of shares for which this Option is then exercisable in effect by a fraction,

          (i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding or deemed to be issued and outstanding immediately prior to the time

                                               Page 28 of 34 Pages
                  of such issuance, plus the number of shares of Common Stock issuable in payment of such dividend or distribution or upon conversion or exercise or successive conversion or exercise of such Common Stock Equivalents; and

         (ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding or deemed to be issued and outstanding immediately prior to the time of such issuance.

         (c) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the exercise of this Option shall be reclassified or changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 6), then and in each such event the holder of this Option shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock for which this Option might have been exercised immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

         (d) Reorganization, Mergers, Consolidations or Sales of Assets. If at any time or from time to time there shall be a capital reorganization or the Common Stock (other than a subdivision, combination, dividend, reclassification, or exchange of shares provided from elsewhere in this Section), or a merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all of the Company's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holder of this Option shall thereafter be entitled to receive upon exercise of this Option the number of shares of stock or other securities or property of the Company or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of the Common Stock deliverable upon exercise of this Option immediately prior to such capital reorganization, merger, consolidation or sale would have been entitled upon such shares' capital reorganization, merger, consolidation or sale.

         (e) Adjustment of Exercise Price. Upon each adjustment of the number of shares for which this Option is exercisable as a result of the calculations made in this Section, this Option shall thereafter evidence the right to purchase, the adjusted number of shares at the adjusted Exercise Price (calculated to the nearest cent), obtained by dividing (A) the product obtained by multiplying the exercise price in effect prior to such adjustment by (B) the number of shares for which this Option is exercisable prior to adjustment.

          (f) Reservation of Stock Issuable Upon Exercise. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the

                                               Page 29 of 34 Pages
purpose of effecting the exercise of this Option, such number of its shares of Common Stock as shall from time to time be sufficient to effect the exercise of this Option in full. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the exercise of this Option in full, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

         7. Fractional Shares. No fractional shares shall be issued upon the exercise of this Option. If a requested exercise of this Option would result in the issuance of a fractional share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction in cash, that fraction multiplied by the Market Price on the date of receipt by the Company of the written notice and payment in full of the exercise price pursuant to Section 3(b).

         8. Registration. The Company shall use its diligent best efforts to register the exercise of the Option granted hereby and the resale of the Common Stock issuable upon exercise of this Option on a registration statement, or registration statements on Form S-3 and/or Form S-8 or such other form as shall be appropriate and available for use to the Company, pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (together, the "Act"), within 90 days after the execution of this Agreement, and from such time as such registration statement shall have become effective, maintain such registration in effect and keep available for delivery upon the exercise of the Options, a prospectus that meets the requirements of Section 10 of the Act , and to comply with all applicable requirements of the Securities Exchange Act of 1934, any securities exchange on which the Company's stock may then be listed, and all applicable state laws; provided however, that the Company shall have no obligation to register the Common Stock issuable upon exercise of this Option or maintain the effectiveness of such registration or qualification or to keep available a prospectus, as aforesaid, in the event that, by amendment to the Act or otherwise, such registration or qualification or the delivery of such prospectus is not required at the time said securities underlying this Option are to be issued or sold; and provided further, that in the event, by amendment to the Act or otherwise, some other or different requirement shall be imposed by act of the Congress of the United States which shall relate to the issuance of such Common Stock issuable upon exercise of this Option, the Company shall use its best efforts to comply with such requirements so long as the same shall not be more burdensome to the Company than the registration statement under the Act. Promptly after a registration statement under the Act covering the aforementioned Common Stock issuable upon exercise of this Option has become effective, or such other action as contemplated hereby and as may be required has been taken, as the case may be, the Company shall cause notice thereof or a copy of the prospectus covering the aforementioned securities to be mailed to the Optionee.

          9. Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when delivered, if delivered in person or by telecopy, or when deposited in the mail, if mailed by

                                               Page 30 of 34 Pages
first-class mail or express delivery service, postage or other fee prepaid, with return receipt requested, addressed to each party hereto as follows:

         (a)      if to the Company:

                  AutoLend Group, Inc.
                  c/o Vista Health Care Group, Inc.
                  The Bradbury Court
                  215 Central Avenue, NW3-B
                  Albuquerque, New Mexico 87102

                  copy to:

                  Cozen & O'Connor
                  1900 Market Street
                  Philadelphia, PA 19103
                  Attention: E. Gerald Riesenbach, Esq.

         (b)      if to the Optionee:

                  Steve Simon
                  AutoLend IAP, Inc.
                  930 Washington Avenue
                  Miami Beach, Florida  33139

                  copy to:

                  Baer Marks & Upham LLP
                  805 Third Avenue
                  New York, N.Y. 10022
                  Attention: Mark L. Friedman, Esq.


Either party may designate any other address to which notice shall be given, by giving written notice to the other of such change of address.

         10. Governing Law. This Agreement shall be construed and governed in accordance with the internal laws of the State of Delaware, without regard to principles of conflict of law. Each of the parties hereto agrees to submit to the jurisdiction of the federal or state courts located in the County of New Castle, State of Delaware, in any action or proceeding arising out of or relating to this Agreement.


                                               Page 31 of 34 Pages

          11. Entire Agreement. With respect to the subject matter hereof, this Agreement contains the entire agreement between the parties, and may not be altered or modified, except in writing and signed by the party to be charged thereby, and supersedes any and all previous agreements between the parties.

          12. Amendments, Etc. None of the terms hereof may be waived, modified or discharged, except by an instrument in writing specifically referring to this Agreement and signed by each of the parties hereto.

         13. Severability. In the event that any provision of this Agreement would be held to be invalid, prohibited or unenforceable for any reason unless narrowed by construction, this Agreement shall be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drafted so as not to be invalid, prohibited or unenforceable. If any court construes any of the provisions of this Agreement to be unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced. In the event any of the provisions contained in this Agreement should nevertheless be held to be invalid, prohibited or unenforceable, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

          14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, administrators, successors and assigns; provided however, that the Optionee may not assign this Agreement without the Company's prior written consent.

          15.  Headings.   The  headings   contained  herein  are  included  for
convenience of reference only and do not constitute a part of this Agreement.

          16. Counterparts. This Agreement may be executed in any number of counterparts, all of which together shall for all purposes constitute one agreement, binding on each of the parties, notwithstanding that each of the parties has not signed the same counterpart.

                                                 [Signature Page Follows]


                                               Page 32 of 34 Pages

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                    AUTOLEND GROUP, INC.

                                    By: /s/ Steve Simon
                                       -----------------------
                                       Name: Steve Simon
                                       Title: CEO


                                    HELEN PORTER

                                    By: /s/ Helen Porter
                                       -----------------------
                                       Name:

                                       Title:



                   [Signature Page for Stock Option Agreement]


                                               Page 33 of 34 Pages

                                                                       EXHIBIT A

                                  PURCHASE FORM

                         (To be signed and delivered to
                              AUTOLEND GROUP, INC.
                          upon exercise of the Option)


          The undersigned, the holder of the foregoing Option, hereby irrevocably elects to exercise the purchase rights represented by such Option, and to purchase thereunder ____ shares of Common Stock, par value $.002 of AutoLend Group, Inc. ("Shares"), and herewith makes payment of $_____________ ($_______________ per share) therefor, and requests that the Certificates for the Shares be issued in the name(s) of, and delivered to whose address(es) is/are .

          The undersigned hereby represents that the shares to be purchased upon the exercise of this Option are being purchased for investment only, and not with a view toward the distribution or resale thereof, other than pursuant to an effective registration statement under, or subject to an exemption from, the applicable requirements of the Securities Act of 1933, as amended.

          The undersigned hereby agrees to remit to AutoLend Group, Inc. (the "Corporation") an amount sufficient to satisfy the Corporation's federal, state and local withholding tax obligations with respect to the exercise of the Option.



-------------------------------
Dated:                              , 19__




                                               Page 34 of 34 Pages